
03025633

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2002

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-10294

A) Full title of the plan and the address of the plan, if different from that of the issuer named below:

HIBERNIA CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HIBERNIA CORPORATION, 313 CARONDELET STREET, NEW ORLEANS, LOUISIANA 70130

Hibernia Corporation Employee Stock Ownership Plan and Trust

Index

Audited Financial Statements

Ernst & Young

Ernst & Young LLP
4200 One Shell Square
701 Poydras Street
New Orleans
Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Report of Independent Auditors

The Employee Benefit Plans Committee
Hibernia Corporation Employee Stock Ownership Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Hibernia Corporation Employee Stock Ownership Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hibernia Corporation Employee Stock Ownership Plan and Trust at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 25, 2003

Hibernia Corporation Employee Stock Ownership Plan and Trust

Statements of Net Assets Available for Benefits

	December 31, 2002			December 31, 2001		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:						
Investment in Class A Common Stock of Hibernia Corporation, at fair value	$ 39,904,139	$ 32,832,599	$ 72,736,738	$ 31,990,885	$ 36,825,727	$ 68,816,612
Interest receivable	509	-	509	-	534	534
Cash equivalents	15,177	-	15,177	7,964	343	8,307
Total assets	39,919,825	32,832,599	72,752,424	31,998,849	36,826,604	68,825,453
Liabilities:						
Note payable to Hibernia National Bank	-	21,565,401	21,565,401	-	26,483,013	26,483,013
Net assets available for benefits	$ 39,919,825	$ 11,267,198	$ 51,187,023	$ 31,998,849	$ 10,343,591	$ 42,342,440

See notes to financial statements.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2002			Year ended December 31, 2001		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions:						
Investment income:						
Dividends	$ 1,011,833	$ 1,179,913	$ 2,191,746	$ 772,577	$ 1,278,752	$ 2,051,329
Interest	1,251	2,351	3,602	-	6,647	6,647
Employer contributions	-	4,603,822	4,603,822	-	4,524,380	4,524,380
Transfer of dividends for debt service	-	955,328	955,328	-	772,577	772,577
Allocation of 365,320 and 342,715 shares of Class A Common Stock of Hibernia Corporation, at fair value, at December 31, 2002 and 2001, respectively	7,036,063	-	7,036,063	6,096,899	-	6,096,899
Total additions	8,049,147	6,741,414	14,790,561	6,869,476	6,582,356	13,451,832
Deductions:						
Interest expense	-	1,824,679	1,824,679	-	2,130,141	2,130,141
Distributions to participants	1,815,500	-	1,815,500	58,355	-	58,355
Transfer of dividends for debt service	955,328	-	955,328	772,577	-	772,577
Allocation of 365,320 and 342,715 shares of Class A Common Stock of Hibernia Corporation, at fair value, at December 31, 2002 and 2001, respectively	-	7,036,063	7,036,063	-	6,096,899	6,096,899
Total deductions	2,770,828	8,860,742	11,631,570	830,932	8,227,040	9,057,972
Net appreciation in fair value of investment	2,642,657	3,042,935	5,685,592	7,347,360	12,160,204	19,507,564
Net increase	7,920,976	923,607	8,844,583	13,385,904	10,515,520	23,901,424
Net assets (deficit) available for benefits:						
Beginning of year	31,998,849	10,343,591	42,342,440	18,612,945	(171,929)	18,441,016
End of year	$ 39,919,825	$ 11,267,198	$ 51,187,023	$31,998,849	$10,343,591	$42,342,440

See notes to financial statements.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2002

Note 1 - Plan Description and Basis of Presentation

The following description of the Hibernia Corporation Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan was established by Hibernia Corporation (the Company) and was first effective April 1, 1995 and was amended and restated effective January 1, 2002. The Plan operates as a non-contributory leveraged employee stock ownership plan (ESOP). The Plan is designed to comply with Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code), and has been amended and restated to comply with the provisions of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, and the Small Business Job Protection Act of 1996, among other legislation; and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Employee Benefit Plans Committee (the Committee) appointed by the Board of Directors of Hibernia Corporation. Hibernia National Bank (the Trustee), a subsidiary of the Company, has been designated the trustee to manage and control the assets of the Plan in accordance with the terms of the trust.

The Plan purchases Class A Common Stock of the Company using the proceeds of advances on a note payable to Hibernia National Bank (see Note 6) and holds the stock in a trust established under the Plan. The maximum borrowing of $45 million is to be repaid over a period not exceeding fifteen years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated). Dividends received on unallocated shares are used to pay debt service and it is anticipated that this practice will continue in the future. Dividends received on allocated shares are allocated to participants' accounts in the form of Company stock.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Notes to Financial Statements

Note 1 - Plan Description and Basis of Presentation (continued)

The Board of Directors annually approves contributions to the Plan. When necessary, the Company makes quarterly contributions to the trust that are equal to the Plan's minimum debt service less interest and dividends received on the unallocated shares of the Plan.

Employer contributions are allocated to the accounts of eligible participants on the last day of the Plan year. Additional allocations can be made on any day designated by the Committee. Allocations of shares are based on the ratio that each participant's compensation bears to the sum of the compensation of all participants receiving shares (subject to Internal Revenue Service (IRS) limitations). Other allocations, such as dividends or earnings, are based on the proportion of the participant's shares to the aggregate shares of the Plan.

Employees of the Company are generally eligible to participate in the Plan as of the first day of the calendar quarter following twelve months of service. Participants are eligible for allocation provided they have either worked at least 1,000 hours during the Plan year and are employed on the last day of the Plan year or ceased to be an employee during the year because of death, disability or attainment of early or normal retirement age.

When a participant's employment is terminated for any other reason (whether voluntary or involuntary), allocated account balances are vested based on the participant's length of service after April 1, 1995 as follows:

Less than 1 year	0%
At least 1, but less than 2 years	20%
At least 2, but less than 3 years	40%
At least 3, but less than 4 years	60%
At least 4, but less than 5 years	80%
5 or more years	100%

For plan years commencing on or after January 1, 2002, participants' accounts fully vest and are nonforfeitable upon death or disability while an employee. Participants who separate service with the employer after attaining age 65 are fully vested. Upon the occurrence of a change in control, participant account balances become fully vested and nonforfeitable.

Forfeitures of unvested account balances on termination may be allocated as an employer contribution, used to offset administrative expenses or to reinstate accounts, at the discretion of the Committee.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Notes to Financial Statements

Note 1 - Plan Description and Basis of Presentation (continued)

Employees are not permitted to make contributions to the Plan. Rollover contributions of assets from another qualified plan are permitted, but may be limited at the discretion of the Committee. The interest in a participant's rollover account is fully vested and nonforfeitable at all times.

Participants in the Plan for at least 10 years who have attained the age of 55 can diversify a portion of their account annually by transferring it to the Company's Retirement Security Plan or by withdrawing it and investing the amount elsewhere.

Distributions of the full vested account values are made to participants upon termination or normal or early retirement or if the participant becomes totally and permanently disabled. Normal retirement age is 65 or older. Participants attaining the age of 55 with 10 years of service are eligible for early retirement. Distributions are also made to participants whose employment with the Company ends for any reason and to the beneficiaries or to the estate of a participant who dies while employed by the Company, based on the vested portion of their account value. The non-vested portion of participants' accounts are forfeited and are allocated to the remaining participants.

Prior to the amendment effective January 1, 2002, the Trustee could not distribute any portion of a participant's account attributable to the shares of Company stock acquired with the proceeds of the promissory note until the close of the Plan year in which the note would have been fully repaid, except for certain required distributions under Section 401(a)(9) of the Code. Subsequent to the January 1, 2002 amendment, distributions are made as soon as practicable after the annual valuation date or immediately following termination. Certain events specified by the Plan, other than termination, may also require the commencement of distributions.

Distributions are in cash, unless the participant elects to receive shares of Company stock. Distributions of account balances with a fair value of $5,000 or less for plan years beginning on or after January 1, 2002, or $3,500 or less before that date, must receive a lump sum distribution upon termination. For terminating employees with account balances in excess of those amounts, distributions are made in substantially equal annual payments over five years, unless the participant elects to receive his or her distribution in a lump sum payment.

The Trustee, at its discretion, exercises the voting rights of the unallocated shares of the Company stock. Participants are entitled to exercise voting rights attributable to the allocated shares of Company stock in their accounts and are notified by the Trustee prior to the time that such rights

Note 1 - Plan Description and Basis of Presentation (continued)

are to be exercised. The Trustee is permitted to vote any share for which instructions have not been given by a participant.

The Company fully intends that this Plan will be permanent, but reserves the right to change, suspend, or discontinue the Plan. In the event of Plan termination, participants will be fully vested in their account values.

Note 2 - Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provided for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Investments: The investment in Class A Common Stock of the Company is stated at fair value based upon the stock's year-end closing price as quoted by the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis. The basis of shares sold is computed using the average cost method. Gains and losses, both realized and unrealized, are reflected in the Statement of Changes in Net Assets Available for Benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Notes to Financial Statements

Note 2 - Significant Accounting Policies (continued)

Cash Equivalents: Cash equivalents at December 31, 2002 and 2001 consist of shares of the Federated Investors Money Market Trust Fund (a money market mutual fund). During 2002 and 2001, the Plan also held shares in the Hibernia Cash Reserve Fund (a money market mutual fund). The Hibernia Cash Reserve Fund is managed by a Board of Trustees composed of Hibernia National Bank employees. Cash equivalents are stated at market value, which approximates the original cost of the investment.

Note 3 - Income Tax Status

The Plan received a determination letter from the IRS dated August 22, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and a new determination letter dated November 26, 2002 was received from the IRS stating that the Plan is still qualified. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 4 - Administration of Plan Assets

The Plan's assets, which consist principally of shares of common stock of the Company, are held and managed by the Trustee, which invests Company contributions, interest income and dividend income and makes distributions to the participants. The Trustee also administers the payment of interest and principal on the loan, which is funded through contributions determined and made by the Company.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company, at its discretion, pays administrative expenses of the Plan, including legal, accounting and other fees and expenses.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Notes to Financial Statements

Note 5 - Investments

Investments representing more than 5% of the Plan's net assets are as follows:

	December 31, 2002		
	Allocated	Unallocated	Total
Class A Common Stock of Hibernia Corporation:			
Number of shares	2,071,866	1,704,704	3,776,570
Cost	$ 22,985,442	$ 20,874,692	$ 43,860,134
Market value	$ 39,904,139	$ 32,832,599	$ 72,736,738

	December 31, 2001		
	Allocated	Unallocated	Total
Class A Common Stock of Hibernia Corporation:			
Number of shares	1,798,251	2,070,024	3,868,275
Cost	$ 19,576,024	$ 25,348,162	$ 44,924,186
Market value	$ 31,990,885	$ 36,825,727	$ 68,816,612

The net realized gain on the sale or distribution of investments for 2002 and 2001 are detailed below.

	December 31	
	2002	2001
Sales price or market price at date of distribution	$ 1,765,466	$ 64,652
Original cost	(1,064,052)	(49,439)
Realized gain	$ 701,414	$ 15,213

Included in realized gains are non-cash gains associated with the transfer of shares of stock to participants of $147,603 and $4,095 for the years ended December 31, 2002 and 2001, respectively.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Notes to Financial Statements

Note 6 - Note Payable to Hibernia National Bank

In 1995 the Plan entered into a $30 million promissory note with Hibernia National Bank. In the fourth quarter of 1998, the Plan executed a new promissory note with Hibernia National Bank and borrowed an additional $15 million. The note payable has a maturity of fifteen years and bears interest at a fixed rate of 6.89% to be repriced at December 31, 2008. As of December 31, 2002 and 2001, the note payable was fully funded with no future advances allowed. The note payable is collateralized by the unallocated shares of common stock and is guaranteed by the Company. The scheduled amortization of the note payable is as follows: 2003 - $2,047,501; 2004 - $2,195,203; 2005 - $2,353,560; 2006 - $2,523,340; 2007 - $2,705,368 and thereafter - $9,740,429. Additional payments can be made with no prepayment penalty.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Schedule H - Line 4(i): Schedule of Assets (Held at End of Year)

Employer Identification Number: 72-0724532
Plan Number: 006

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
* Hibernia Corporation	3,776,570 shares of Class A Common Stock	$ 43,860,134	$ 72,736,738
Federated Investors Money Market Trust Fund	15,177 units of money market mutual fund	$ 15,177	$ 15,177

* Indicates party-in-interest to the Plan.

Note - This schedule is provided to comply with Form 5500.

Hibernia Corporation Employee Stock Ownership Plan and Trust

Schedule H - Line 4(j): Schedule of Reportable Transactions

Employer Identification Number: 72-0724532
Plan Number: 006

Year ended December 31, 2002

Identity of Party Involved***	Description of Asset	Purchase Price	Closing Price or Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii) transactions - Series of transactions in excess of 5% of the current value of Plan assets						
* Hibernia National Bank	Hibernia Cash Reserve Fund	$3,634,968	$ -	$3,634,968	$3,634,968	$ -
* Hibernia National Bank	Hibernia Cash Reserve Fund	$ -	$3,634,968	$3,634,968	$3,634,968	**

* Indicates party-in-interest to the Plan.
** Only interest income received, no gain or loss recorded.
*** All transactions on market.

Note 1 - There were no category (i), (ii) or (iv) reportable transactions during the year.
Note 2 - This schedule is provided to comply with Form 5500.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hibernia Corporation Employee
Stock Ownership Plan and Trust



Date: June 25, 2003

By: ______________________
Russell S. Hoadley
Chairman of the Employee
Benefits Plan Committee
(Chief Executive Officer of
the Plan)

EXHIBIT INDEX

Exhibit 99 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act 2002

Exhibit 99

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of the Hibernia Corporation Employee Stock Ownership Plan and Trust (the "Plan") certifies that to his knowledge:

1. The Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated: June 25, 2003

Russell S. Hoadley
Chairman of the Employee Benefits
Plan Committee
(Chief Executive Officer of the Plan)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of the Hibernia Corporation Employee Stock Ownership Plan and Trust (the "Plan") certifies that to her knowledge:

1. The Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2003



Marsha M. Gassan
Chief Financial Officer of
Hibernia Corporation
(Chief Financial Officer of the Plan)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.